Exhibit 99.3

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited financial statements (including the notes thereon) for the years ended December 31, 2010 and 2009. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2010, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 15th, 2011.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2010 financial results, and those described in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this circular and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

RECENT BUSINESS DEVELOPMENTS

Expanded Partner Offerings

In 2010, Points announced the following new and expanded product and partner offerings.

1.

Points expands and extends its partnership with US Airways Dividend Miles® – In January 2010, the Corporation announced a significant expansion and multi-year extension of its partnership with US Airways Dividend Miles®. The terms of the agreement reflect a more comprehensive partnership where Points takes a principal role and accepts greater responsibility in the operation of the Buy, Gift and Transfer miles programs available to US Airways Dividend Miles® program members.

2.

Points teams up with Virgin America – Points has added Virgin America’s Elevate frequent flyer program to its partner network. The 1.3 million members of the airline’s Elevate frequent flyer program now have the option to Buy points for themselves, Transfer points from one member to another, or Gift points to other members via Points’ upgraded ePoch technology platform.

3.

Points expands partnership with Amtrak – The expanded partnership now gives Amtrak Guest Rewards® members the ability to Transfer points. Under the existing agreement with Amtrak, Points offers Amtrak Guest Rewards® members the opportunity to Buy and Gift points to other members via Points’ upgraded ePoch technology platform.

4.

Points partners with La Quinta Inns & Suites – La Quinta Inns & Suites and Points joined forces to provide La Quinta Returns® loyalty program members additional flexibility with their points. La Quinta Returns® members will have the option to Buy points for themselves or Gift points to other members via the industry-leading ePoch technology platform.

5.

Points expands options for members of TrueBlue – In 2010, Points began powering the new ShopTrue online earn mall, making it easier for members of TrueBlue, JetBlue Airways customer loyalty program, to earn points towards reward travel with the grand opening of ShopTrue.

New International Partner and Product Offerings

In 2010, Points’ significantly extended its reach by partnering with a number of international loyalty programs.

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1.

Points launches new functionality into Europe with British Airways – Points launched the first Transfer functionality with a major European partner with British Airways, one of the most recognized partners in the international marketplace.

2.

Points partners with UK Airmiles Travel Rewards Program – On June 29, 2010, Points partnered with the UK Airmiles travel reward program, operated by The Mileage Company. The new partnership means that Airmiles members can now Buy miles for themselves or Gift Airmiles to other members via www.airmiles.co.uk.

3.

Points partners with Alitalia – On July 26, 2010, Points announced a multi-year deal with Alitalia’s frequent flyer program MileMiglia to offer Loyalty Currency Services to its members. Frequent flyer members will have the option to Buy MileMiglia miles, Transfer miles from one member to another, and Gift miles to other members via Points’ industry-leading miles and points purchase platform.

4.

Points expands to Middle East with Qatar Airways partnership – On September 27, 2010, Points expanded its international offerings to include Qatar Airways Privilege Club frequent flyer program in its Partner Network. During the initial phase of the partnership, Points integrated Buy, Gift and Transfer Qmiles functionality on www.qmiles.com. The partnership will expand to include a roll out on Points.com.

Redesign and Rebrand of Points.com

On July 28, 2010 Points launched the reengineered Points.com. The new website has been reengineered with a focus on providing an interactive destination for millions of consumers to manage multiple loyalty programs in a more informed, and streamlined manner. In addition, a stream of real-time, individualized content geared at increasing user awareness will help users maximize their participation in multiple loyalty programs. The new site also includes a universal balance tracker that allows users to track points and miles from more than 100 programs, including the more than 60 directly integrated partners within the loyalty space.

Points was successful in adding the following partners and product offerings on the new Points.com.

1.	Delta Air Lines – On April 21, 2010, Points launched new functionality enabling the sale of Delta SkyMiles on Points.com.

2.

JetBlue Airways – On September 8, 2010, Points expanded its partnership with JetBlue Airways to provide TrueBlue members the flexibility to Trade points between other participating programs and users on Points.com.

3.

Continental Airlines – On September 29, 2010 the Corporation announced it expanded its relationship with Continental Airlines OnePass® frequent flyer program to let members Exchange miles into other loyalty accounts and Redeem points for leading retailers, flights and services.

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4.

Audience Rewards – On November 18, 2010, Points’partnered with Audience Rewards, which awards ShowPoints for Broadway ticket purchases. The relationship allows members to Exchange and Trade points between ShowPoints and other loyalty programs.

5.

Best Buy – On November 23, 2010, the Corporation announced the addition of the Reward Zone loyalty program of Best Buy Co., Inc. to its expanding list of retail offerings. Members are now able to Exchange loyalty rewards from other programs for Best Buy Reward Zone points via Points.com.

6.

Virgin America – On December 7, 2010, Points expanded its existing relationship with Virgin America's Elevate frequent flyer program. Members can now Exchange points, miles and rewards within their own programs so they can pool their different currencies into one account.

Project ePoch – Upgrade of Technology Platform

2010 marked a year of significant capital investment for Points. A major focus of the Corporation’s investment strategy in 2010 was the continuing development and enhancement of its ePoch technology platform which began in 2009. The new platform has enabled Points to deliver enhanced services and functionality and to achieve significant operating efficiencies, including reduced time and effort to integrate new partners.

Share Consolidation and NASDAQ Listing

On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split. Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held. As a result, common shares and stock options are shown as post consolidated figures.

On February 10, 2011, the Corporation’s common shares commenced on the NASDAQ Capital Market. The NASDAQ listing was a key strategic priority for the Corporation as it is expected to increase institutional visibility, improve trading liquidity and ultimately enhance shareholder value.

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

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USE OF NON-GAAP TERMS

The Corporation’s financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non-GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation’s revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Gross Margin Information
(In thousands of US dollars)	2010	2009	2008
Total revenue	$95,678	$79,779	$75,597
Direct cost of principal revenue	76,006	63,057	58,717
Gross margin	$19,672	$16,722	$16,880
Gross margin %	21%	21%	22%

Direct cost of principal revenue consists of the directly variable and attributable costs incurred for revenues earned. Those are cost of miles paid to partners for miles transacted, and credit card processing fees. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model and with the growth of existing products.

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Despite undergoing a significant restructure of the Corporation’s business with Delta Air Lines in the second half of 2009, the Corporation increased gross margins by $2,950 over prior year levels. Year over year gross margin growth has been achieved through performance related per mile cost reductions and a shift in revenue mix towards principal relationships with higher margins. The launch of new principal relationships under the reseller model in both 2009 and 2010 and aggressive promotional efforts also contributed to increased margins.

Earnings Before Interest, Taxes, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange, impairment costs and restructuring charges. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee bonuses are based, in part, on achieving an annual EBITDA target approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA

(In thousands of US dollars)	2010	2009	2008
Operating income (loss)	$2,481	$(266)	$(1,733)
Amortization	895	783	1,533
Foreign exchange (gain)/loss	(105)	(242)	756
Restructuring charges	-	332	-
EBITDA	$3,271	$607	$556

For the year ended December 31, 2010, the Corporation’s EBITDA was $3,271, an increase of $2,664 or 439% over the prior year. EBITDA as a percentage of revenue was 3.4% for the year, in line with Corporation’s guidance of 3%-5%. Increases to gross margins were accretive to EBITDA in 2010 as ongoing operating expenses were maintained near 2009 levels through realized operational cost savings. The Corporation’s new ePoch technology allowed it to achieve operational efficiencies from its existing cost base while continuing to launch additional principal partnerships and aggressively promote its suite of Loyalty Currency Services. Management anticipates 2011 EBITDA to be earned in a similar pattern as that experienced in 2010, with earnings more heavily weighted to the second half of the year.

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SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share amounts)	2010	2009	2008
Revenue	$95,678	$79,779	$75,597
Gross margin	19,672	16,722	16,880
EBITDA	3,271	607	556
Income (loss) before income taxes	1,784	(280)	(3,555)
Net income (loss)	$1,956	$64	$(3,555)
Earnings (loss) per share (1)
Basic	$0.13	$0.00	$(0.26)
Diluted	$0.13	$0.00	$(0.26)
Weighted average shares outstanding (1)
Basic	14,983,137	14,982,071	13,663,669
Diluted	15,070,151	14,982,071	13,779,052
Total assets	$52,476	$47,143	$42,714
Shareholders’ equity	$15,778	$12,931	$12,184
(1) Earnings (loss) per share and weighted average shares outstanding amounts are shown on a post-consolidation basis.

BUSINESS CONDITIONS

In the fourth quarter of 2008, the global recession placed significant pressure on the travel and loyalty program industries leading to a softening in the purchase of miles and points through the second quarter of 2009. Since then, Points’ Loyalty Currency Services have responded to its partners interest in boosting awareness and overall marketing activity resulting in record levels of points and miles transacted in the fourth quarter of 2009. This momentum continued into 2010 as the Corporation posted a record number of points and miles transacted.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation has experienced slightly higher activity in November and December as redemption levels increase during the holiday season.

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Note: For comparative purposes, Buy¸Gift and Transfer activity for Delta Air Lines has been excluded from the metrics above.

Total points and miles transacted in 2010 increased 17% over 2009. Transactional levels in 2010 have rebounded from the softening in demand for the Corporation’s goods and services experienced in the first half of 2009, building on the record quarterly levels of points and miles transacted in the fourth quarter of 2009. Aggressive marketing efforts and the launch of Air France-KLM in the third quarter of 2009 and Alitalia, UK Airmiles, Virgin America, and Qatar Airways in 2010 also contributed to the improvement over prior year periods.

Management anticipates total transactional activity in 2011 to improve on 2010 results through organic growth in existing partnerships, effective marketing efforts, and new partner launches. The Corporation’s marketing plan for 2011 incorporates similar promotional activity patterns as 2010 to maximize the marketing efforts and resources of the Corporation, resulting in earnings which will be more heavily weighted to the second half of the year.

RESULTS OF OPERATIONS

REVENUE

(In thousands of US dollars)	2010	2009	2008
Principal revenue	$89,087	$70,781	$65,483
Other partner revenue	6,577	8,946	9,194
Interest	14	52	920
Total Revenue	$95,678	$79,779	$75,597

Revenue for the year ended December 31, 2010 was $95,678, an increase of $15,899 or 20% over 2009 and in line with the Corporation’s revised revenue guidance range of $85,000 and $95,000. Due to material improvements in the Corporation’s forecasts, Points modified its initial 2010 revenue forecast of revenue, which ranged between $75,000 and $85,000.

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The Corporation continued to focus on launching new principal partnerships in 2010. Despite the restructure of the Buy, Gift and Transfer products by Delta Airlines effective October 1, 2009, which accounted for approximately 50% of prior year revenues, the Corporation increased principal revenues by $18,306 or 26% over 2009. The growth in principal revenue can be attributed to the restructured relationship with US Airways and the addition of a number of new principal partners in 2010 and the full year impact of principal partnerships launched in 2009. Aggressive promotional efforts on behalf of principal partners have helped increase organic growth within the existing partner base.

Other partner revenue decreased by $2,369, or 26% from the prior year ended December 31, 2009 as the Corporation was successful in taking on a principal role in two of its existing partnerships during 2010.

Interest revenue was $14 for the year ended December 31, 2010 as short-term interest rates remained at historical low levels. At December 31, 2010, the Corporation’s operating cash was earning interest between 0.01% and 0.35% per annum.

ONGOING OPERATING COSTS

(In thousands of US dollars)	2010	2009	2008
Employment costs	$10,617	$10,637	$11,175
Marketing and communications	1,350	1,749	1,259
Technology services	875	935	882
Operating expenses	3,559	2,794	3,008
Total	$16,401	$16,115	$16,324

Ongoing operating costs were $16,401 for the year ended December 31, 2010, an increase of $286 or 2% from the prior year. Despite certain one-time expenses related to the annual general meeting and a weakening US dollar that adversely impacted Canadian dollar expenses, Management was able to maintain ongoing operating expenses near 2009 levels. Cost containment initiatives undertaken by Management and a foreign currency hedging program implemented in the first quarter of 2010 allowed the Corporation to control ongoing operating expenses and ensure that increases to gross margin were accretive to EBITDA.

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and predominantly incurred in Canadian dollars.

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Employment costs for 2010 were relatively in line with 2009, decreasing by $20 from prior year levels. In the second half of 2009, expected efficiencies to be gained from the new ePoch platform enabled the Corporation to restructure its operating expenses and reduce its use of external contractors and full-time equivalents by approximately 20% during the second half of 2009. The new ePoch platform has allowed Management to utilize existing staff more efficiently in 2010 and focus new hiring on marketing, business development and technology resources dedicated to new product development. In addition, the Corporation capitalized more employment costs in 2010 as it continued development on the ePoch platform and the new Points.com Consumer Hub. Despite these efficiencies, the savings in employment costs was mitigated by the strengthening of the Canadian dollar versus the US dollar by approximately 10% versus 2009 levels. This adversely impacted the unhedged portion of employment costs. The Corporation will make measured increases to headcount in 2011 that will be focused on product and business development initiatives.

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs for the year ended December 31, 2010 decreased by $399, or 23% from the prior year. Certain expenditures initially planned for the launch of the rebranded Points.com in the second half of 2010 were not incurred as the Corporation focused on developing additional functionality to the web site after initial launch. Marketing expenditures in 2011 are expected to grow in line with revenues from the Points.com consumer portal, which is anticipated to generate a larger proportion of total gross margin versus 2009 levels. Management has the ability to scale back or increase incremental spend in 2011 in line with the performance of Points.com.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology expenses decreased $60 or 6% over the prior year due to initiatives undertaken by Management to actively manage costs, including the relocation of its data centre in the second half of 2010. The Corporation anticipates 2011 technology costs to be relatively flat with 2010 levels.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses increased $765, or 27% from the prior year. The increase over the prior year was primarily driven by a one-time increase in professional fees relating to the 2010 Annual General Meeting, increased travel expenses related to the Corporation’s new international partnerships, and to a lesser extent, the impact of foreign exchange on the Corporations’ unhedged Canadian dollar expenses. The Corporation expects to maintain operating expenses near 2010 levels.

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AMORTIZATION, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2010	2009	2008
Amortization	$895	$783	$1,533
Foreign exchange (gain)/loss	(105)	(242)	756
Interest and other charges	22	14	566
Impairment of long-lived assets	675	-	1,256
Future income tax recovery	(172)	(344)	-
Restructuring charges	-	332	-
Total amortization, interest and other expenses	$1,315	$543	$4,111

Amortization Expense

Amortization expense increased $112 or 14% from the prior year ended December 31, 2009, primarily due to the commencement of amortization of the Corporation’s new ePoch technology platform in the second half of 2010. The Corporation expects a significant increase in amortization expense in 2011 due to the full year impact of amortizing the new ePoch technology platform and the new Points.com. For more information on Project ePoch refer to page 4.

Foreign Exchange (Gain) Loss

Canadian / US FX Rates	2010	2009	2008
Period Start	0.9532	0.8183	1.0180
Period End	1.0001	0.9532	0.8183
Period Average	0.9709	0.8798	0.9443

Euro / US FX Rates	2010	2009	2008
Period Start	1.4333	1.4097	1.4729
Period End	1.3253	1.4333	1.4097
Period Average	1.3280	1.3940	1.4712

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

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The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2010 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters in FX forward contracts extending out to one year to hedge the majority its exposure to the Canadian dollar on anticipated ongoing operating costs. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the year ended December 31, 2010, the Corporation reclassified $149, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at December 31, 2010. Realized gains from the Corporations hedging activities helped partially offset foreign exchange losses in 2010 driven by the appreciation of the Canadian dollar.

For the year ended December 31, 2010, the Corporation recorded a foreign exchange gain of $105 (2009 – $242), primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

Impairment of Long-lived Assets

In 2010, the Corporation recorded total impairment charges of $675 related to three long-lived assets.

The Corporation has several patent applications pending approval that relate directly to the process and technology that run the Corporation’s current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. At the end of 2010, the Corporation’s review of its patent strategy led Management to the conclusion that the carrying value of these assets was impaired. Accordingly, the Corporation recorded an impairment charge of $508 which represented the carrying value of all patent related assets.

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In addition, the Corporation recorded an impairment charge of $95, related to website development and technology assets for which the Corporation is no longer utilizing.

Lastly, the Corporation recorded an impairment charge of $72 related to the carrying value of prepaid reward currencies of a certain loyalty program.

Recovery of Future Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a future income tax recovery of $172 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

(In thousands of US dollars, except per share amounts)	2010	2009	2008
Net Income (loss)	$1,956	$64	$(3,555)
Earnings (loss) per share
Basic	$0.13	$0.00	$(0.26)
Diluted	$0.13	$0.00	$(0.26)

The Corporation reported net income of $1,956, or $0.13 per share for the year ended December 31, 2010 compared with a net income of $64, for the year ended December 31, 2009 or nil per share. Earnings for the year ended December 31, 2010 represented a $1,892, or $0.13 per share improvement over the prior year. The increase over the prior year can be primarily attributed the increase in EBITDA versus 2009. This was partially offset by impairment charges taken in 2010.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,983,137 common shares for the year ended December 31, 2010, compared with 14,982,071 for the year ended December 31, 2009. The Corporation reported basic earnings per share of $0.13 for the year ended December 31, 2010 compared with a basic earnings per share of $0.00 for the year ended December 31, 2009 and a basic loss per share of $0.26 for the year ended December 31, 2008.

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LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at December 31,
(In thousands of US dollars)	2010	2009	2008
Total funds available	$36,986	$35,534	$30,962
TOTAL ASSETS	52,476	47,143	42,714
Liabilities	36,698	34,212	30,530
Shareholders' Equity	15,778	12,931	12,184
LIABILITIES AND SHAREHOLDERS' EQUITY	52,476	47,143	42,714
Working Capital	$5,456	$5,373	$5,534

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2010, the Corporation continues to remain debt-free with $36,986 (2009 – $35,534) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $5,456 at December 31, 2010 versus working capital of $5,373 as at December 31, 2009. The increase in total funds available during 2010 was largely offset by a corresponding increase in current liabilities due to the timing of partner payments. Management considers its working capital position to be sufficient to meet its current obligations.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary
(In thousands of US dollars)	2010	2009	2008
Operating activities	$8,541	$4,799	$(4,553)
Investing activities	(6,267)	(1,605)	5,777
Financing activities	18	-	1,952
Effects of exchange rates	(243)	366	(1,858)
Change in cash and cash equivalents	$2,049	$3,560	$1,318

Operating Activities

The Corporation generated positive cash flows from operating activities for the second consecutive year. The increase in operating cash flows over 2009 was largely due to the timing of partner payments and higher EBITDA in 2010.

Investing Activities

Cash used in investing activities for the year ended December 31, 2010 was $6,267. The Corporation invested heavily in the development of the ePoch technology platform and the Points.com consumer portal. In addition, the company incurred leasehold improvements during the year related to its office relocation. Restricted cash levels increased during 2010 as a result of the hedging program implemented by Management.

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Cash used in investing activities in 2010 largely related to the commencement of development efforts on the Corporation’s ePoch platform. All capital expenditures in 2010 and 2009 were funded through the Corporation’s working capital.

2010 was a period of significant capital investment for the Corporation. While the Corporation will continue to invest in technology and product development, Management anticipates the level of capital expenditures in 2011 to decline from 2010 levels. The Corporation will continue to fund capital investments through working capital.

Financing Activities

Cash flows provided by financing activities in 2010 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

(In thousands of US dollars)	Total	2011	2012	2013	2014	2015+
Operating lease(1)	$4,722	$754	$706	$735	$714	$1,813
Purchase Commitments(2)	97,342	24,064	35,965	19,012	18,301	-
	$102,064	$24,818	$36,671	$19,747	$19,015	$1,813
(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners.

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$814,470. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 98,067 shares.

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Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 3, 2010 (figures in CAD$)

Security Type	Month of Expiry	Number (1)	Strike Price (1)	Proceeds

Options	May 10, 2011	41,083	7.40	304,014
Options	November 7, 2011	1,500	7.40	11,100
Options	January 24, 2012	55,484	9.00	499,356
Total		98,067		$814,470
(1)	Number of options and strike price are shown on a post-consolidation basis

OUTSTANDING SHARE DATA

As of March 3, 2011, the Corporation has 14,987,319 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 964,980 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.45. The expiration dates of the options range from May 10, 2011 to February 16, 2016.

The following table lists the common shares issued and outstanding as at March 3, 2011 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares (2)	Proceeds
Common Shares Issued & Outstanding	14,987,319
Convertible Securities: Stock options	964,980	CAD$ 9,119,806
Diluted Common Shares Issued & Outstanding	15,952,299	CAD$ 9,119,806
Securities Excluded from Calculation:
Options Available to grant from ESOP (1)(2)	598,546
(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.
(2)	Common share and option amounts shown are on a post-consolidation basis

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FOURTH QUARTER RESULTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2010	2010	2009
Revenue	$27,004	$23,509	$16,577
Direct cost of principal revenue	21,063	18,300	10,532
Gross margin	5,941	5,209	6,045
Ongoing operating expenses	4,317	4,045	4,364
EBITDA	1,624	1,164	1,681
Amortization, interest and other expenses	1,301	83	(217)
Net income (loss)	$323	$1,081	$1,898
Earnings per share (1)
Basic	$0.02	$0.07	$0.13
Diluted	$0.02	$0.07	$0.13
Total assets	$52,476	$44,383	$47,143
Shareholders’ equity	$15,778	$15,117	$12,931
(1)	Earnings per share amounts shown are on a post-consolidation basis.

REVENUE

Revenues of $27,004 increased $3,495 or 15% from the third quarter of 2010 and increased $10,427 or 63% from the fourth quarter of 2009. The increase in revenues from the third quarter of 2010 can primarily be attributed to successful promotional efforts during the fourth quarter and the launch of new principal partnerships under the reseller model. Principal revenues in the fourth quarter of 2009 were adversely impacted by the restructured relationship with Delta Air Lines effective October 1, 2009.

DIRECT COSTS AND GROSS MARGIN

Direct costs of $21,063 increased $2,763 or 15% from the third quarter of 2010 and increased $10,531 or 100% from the fourth quarter of 2009. The increase over prior periods is consistent with the growth of principal revenues.

Gross margin increased $732 or 14% over the third quarter of 2010 and decreased $104 or 2% over the fourth quarter of 2009. The increase over the third quarter of 2010 was in line with revenue growth and largely driven by the timing of promotional efforts. The decrease in gross margin over the fourth quarter of 2009 was primarily due to the restructured relationship with Delta Air Lines in October 2009. The terms of the restructuring with Delta Air Lines provided for a series of payments over the fourth quarter of 2009. These payments allowed the Corporation to achieve a higher gross margin as no direct costs were associated with these payments.

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ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2010	2010	2009
Employment costs	$2,827	$2,480	$2,641
Marketing and communications	430	376	691
Technology services	170	270	240
Operating expenses	890	919	792
Total	$4,317	$4,045	$4,364

Ongoing operating costs increased $272 or 7% over the third quarter of 2010 and stayed comparable to the fourth quarter of 2009. The increase over the third quarter of 2010 is primarily attributed to reduced capitalized employment costs and higher contractor fees incurred in the fourth quarter of 2010.

AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2010	2010	2009
Amortization	$450	$158	$233
Foreign exchange (gain) loss	7	(77)	(3)
Interest and other charges	(1)	2	19
Impairment of long-lived assets	675	-	-
Future income tax expense (recovery)	170	-	(466)
Total amortization, interest and other expenses	$1,301	$83	$(217)

Amortization expenses increased $292 over the third quarter of 2010 and increased $217 from the fourth quarter of 2009. The increase in amortization is primarily due to the commencement of amortization of the Corporation’s new ePoch technology platform in the fourth quarter of 2010.

During the fourth quarter of 2010, the Corporation recorded a future income tax expense of $170 related to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income. In addition, the Corporation recorded impairment charges of $675 in the fourth quarter of 2010 (see Impairment of Long-lived Assets – page 12).

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EBITDA

Reconciliation of Operating Income to EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2010	2010	2009
Operating income	$1,167	$1,083	$1,451
Amortization	450	158	233
Foreign exchange loss (gain)	7	(77)	(3)
EBITDA	$1,624	$1,164	$1,681

EBITDA of $1,624 increased $460 over the third quarter of 2010 and stayed comparable to the fourth quarter of 2009. Increases to gross margins were accretive to EBITDA in the fourth quarter of 2010 as ongoing operating expenses were maintained near prior year period levels. The EBITDA improvement over the third quarter of 2010 is primarily driven by growth in revenues at comparable or stronger margins and the timing of promotional efforts.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic
			earnings	Diluted
Three month period		Net income	(loss) per	earnings (loss)
ended	Total Revenue	(loss)	share (1)	per share (1)
December 31, 2010	$27,004	$323	$0.02	$0.02
September 30, 2010	$23,509	$1,081	$0.07	$0.07
June 30, 2010	$21,663	$92	$0.00	$0.00
March 31, 2010	$23,502	$460	$0.03	$0.03
December 31, 2009	$16,577	$1,898	$0.13	$0.13
September 30, 2009	$20,732	$(264)	$(0.02)	$(0.02)
June 30, 2009	$21,324	$(471)	$(0.03)	$(0.03)
March 31, 2009	$21,146	$(1,099)	$(0.07)	$(0.07)
(1)	Earnings per share amounts shown are on a post-consolidation basis.

CRITICAL ACCOUNTING ESTIMATES

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

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Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock-based compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

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FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“lASB”). For its 2011 interim and annual financial statements, the Corporation will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Corporation has established an implementation team which is overseen by the Audit Committee.

In order to prepare for the transition to IFRS, the Corporation has developed a formal IFRS transition plan which consists of three related Phases: (i) Planning and Governance; (ii) Review and Detailed Assessment; and (iii) Implementation and Post-Implementation Review.

Planning and Governance – This Phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS; a preliminary evaluation of IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) exemptions for first-time IFRS adopters (“IFRS 1 exemptions”); and a high-level assessment of potential consequences for financial reporting, business processes, internal controls and information systems. An internal team was established including the hiring of a project manager and the engagement of an external advisor.

Review and Detailed Assessment – This Phase involves prioritizing the accounting treatment issues identified in the Planning and Governance Phase; finalizing the Corporation’s preliminary decisions with respect to the IFRS 1 exemptions; reviewing and approving preliminary accounting policy choices; preparation of accounting position papers; quantification of preliminary transition adjustments, performing a detailed impact assessment and designing changes to systems and business processes; and drafting of the IFRS financial statement content.

Decisions with respect to IFRS 1 exemptions and accounting policy choices have been made based on the IFRS standards that will be effective at the date of transition. Consequently, decisions made in this Phase will be preliminary until all of the IFRS standards applicable at the conversion date are known.

Implementation and Post-Implementation Review – This Phase involves embedding changes to systems, business processes and internal controls; determining the opening IFRS transition balance sheet and tax impacts; conducting parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This Phase also involves conversion assessment, evaluating improvements for a sustainable operational lFRS model, and testing the internal controls environment.

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The Corporation has completed the Planning and Governance Phase and is continuing to work through the Review and Detailed Assessment Phase.

Set out below are significant differences between Canadian GAAP and IFRS that the Corporation has currently identified. This is not a comprehensive list of changes that will result from the transition to IFRS but rather highlights areas of accounting differences the Corporation has currently identified as having a high potential impact. Further changes may be identified as the Corporation finalizes completion of the Review and Detailed Assessment Phase and as the IASB continues to issue new accounting standards during the conversion period.

IFRS 1 - First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

Upon adoption of IFRS on January 1, 2010, the Corporation is required to apply IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement. The following are the significant optional exemptions available under IFRS 1 that the Corporation expects to apply in preparing its first financial statements under IFRS. As the Corporation has not yet completed the Review and Detailed Assessment phase, further elections may be taken by the Corporation as deemed appropriate.

IFRS 2 Share-based Payments	The Corporation has elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3 Business Combinations	The Corporation has elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21 The Effects of Changes in Foreign Exchange Rates

The Corporation has elected under IFRS 1, to not apply IAS 21 retrospectively and reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This will result in approximately $2,566 of cumulative translation losses to be transferred to the accumulated deficit balance as at January 1, 2010.

IAS 7 Statement of Cash Flows (“IAS 7”)

Consistent with Canadian GAAP, IAS 7 requires the classification of cash flows into operating, investing, and financing activities. Under IAS 7 there is more discretion awarded to management in determining the appropriate grouping for certain cash flows. Upon further analysis and consideration, the Corporation has determined to continue presenting interest paid in cash flows used by operating activities.

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The Corporation will continue to use the indirect method instead of the direct method for presenting operating cash flows which is consistent with the Corporation’s current accounting policy.

Impact of IFRS on the Balance Sheet

The following paragraphs quantify and describe the expected impact of significant differences between our balance sheet under Canadian GAAP and our balance sheet under IFRS for our January 1, 2010 opening balance sheet.

IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The Corporation has determined that the effect of implementing IFRS 2 on transition will increase the employee stock option expense by $379 recognized through opening retained earnings. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS requires all future income tax assets and liabilities to be classified as non-current when a classified statement of financial position is presented, even though it may be expected that some part of the tax balance will reverse within 12 months of the reporting date. This will result in approximately $945 of current future income tax asset to be reclassified to non-current future income tax asset.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

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Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

The Corporation expects the opening balance of goodwill at January 1, 2010 to decrease by approximately $1,625 under IFRS compared to the balance as prepared in accordance with Canadian GAAP.

Other Impacts

The impact of the transition to IFRS on the Corporation’s operations, disclosure controls and internal controls over financial reporting will be assessed once the impacts of the standards as a whole have been identified.

The IASB also has significant ongoing projects, which management is monitoring, that could affect the ultimate differences between Canadian GAAP and IFRS and the impact those differences have on the Corporation’s results of operations, financial position and disclosures.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

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RISKS AND UNCERTAINTIES

The following is a discussion of the risk factors relating to the Corporation and its business.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For the year ended December 31, 2010, there were three (2009 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 81% (2009 – 81%) of the Corporation’s revenues.

The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition. The restructured relationship with Delta Air Lines effective October 1, 2009 had a materially adverse impact on the Corporation’s revenues in 2009.

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Contractual Performance Commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history. The Corporation may not be profitable in future periods.

Liquidity

The Corporation faces a liquidity risk due to various factors, including and not limited to, the unpredictability of the current economic climate, failure to meet contractual performance commitments, and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Corporation as a result of this liquidity risk can have undesirable consequences on the Corporation. The Corporation takes several precautions in order to protect its interests, such as maintaining a suitable financing source to support the Corporation’s operations and by ensuring that it has appropriate cash reserves to fulfill its financial obligations.

Competition Conditions

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

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The Corporation's Loyalty Currency Services and Member Engagement Solutions must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

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Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Foreign Exchange

The US dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse affect on the Corporation’s reported results. In 2010, the Corporation entered into foreign currency forward contracts to hedge the exchange rate risk on the majority of its expected requirement for Canadian dollars.

In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a weakening US dollar will lead to a FX loss. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $125 (2009 – $96).

Credit Risk

The Corporation’s term deposits expose the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

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The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Ecommerce Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

US and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S., National Instrument 52-109 and Part XXIII.1 of the Securities Act (Ontario), may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

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The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX, section 404 and National Instrument 52-109. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting. Management’s review is designed to provide reasonable, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting differences, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

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On behalf of the shareholders, the financial statements have been audited by Deloitte & Touché LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Deloitte & Touché LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2010. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2010, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

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The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touché LLP, the Corporation’s Independent Registered Chartered Accountants, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Corporation’s internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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